                                                     FORM N-8F

I.        GENERAL IDENTIFYING INFORMATION

         1.       Reason fund is applying to deregister:

                  [ ]      MERGER
                  [X]      LIQUIDATION
                  [ ]      ABANDONMENT OF REGISTRATION
                  [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY

         2.       Name of fund: Thrivent U.S. Government Zero Coupon Target Fund, Series 2006

         3.       Securities and Exchange Commission File No: 811-5075

         4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X]      Initial Application       [ ]      Amendment

         5.       Address of Principal Executive Office:  625 Fourth Avenue South, Minneapolis, Minnesota 55415

         6.       Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:  David S. Royal, 625 Fourth Avenue South, Minneapolis, Minnesota
                  55415.  (612) 340-4249

         7.       Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
                  270.31a-1, .31a-2]:  David S. Royal, 625 Fourth Avenue South, Minneapolis, Minnesota 55415.
                  (612) 340-4249

         8.       Classification of fund:

                  [X]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

         9.       Subclassification if the fund is a management company:

                  [X]      Open-end        [ ]     Closed-end

         10.      State law under which the fund was organized or formed:  Massachusetts

         11.      Provide the name and address of each investment adviser of the fund  (including the sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:  Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis,
                  MN 55415; Thrivent Asset Management LLC, 625 Fourth Avenue South, Minneapolis, MN  55415.

         12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Thrivent
                  Investment Management Inc., 625 Fourth Avenue South, Minneapolis, MN 55415.

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)      Depositor's name(s) and address(es)
                  (b)      Trustee's name(s) and address(es)

         14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund
                  (e.g., an insurance company separate account)?

                  [ ]      Yes      [X]     No

                  If Yes, for each UIT state:

                  Name(s):
                  File No.:

         15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the board vote took place: May 23, 2006

                  If No, explain:

                  (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:  The Fund is liquidating in accordance with its terms.

II.      DISTRIBUTIONS TO SHAREHOLDERS

         16.      Has the fund distributed any assets to its shareholders in connection with the Merger or
                  Liquidation?

                  [X]      Yes      [ ]  No

                  (a)      If Yes, list the date(s) on which the fund made those distributions:
                           October 19, 2006

                  (b)      Were the distributions made on the basis of net assets?

                           [X]      Yes      [ ]     No

                  (c)      Were the distributions made PRO RATA based on share ownership?

                           [X]      Yes      [ ]     No

                  (d)      If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      Liquidations only:
                           Were any distributions to shareholders made in kind?

                           [ ]      Yes     [X]      No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17.      Closed-end funds only:
                  Has the fund issued senior securities?

                  [ ]      Yes      [ ]     No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [X]      Yes      [ ]     No

                  If No,
                  (a)      How many shareholders does the fund have as of the date this form is filed?

                  (b)      Describe the relationship of each remaining shareholder to the fund:

         19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests? No

III.  ASSETS AND LIABILITIES

         20.      Does the fund have any assets as of the date this form is filed?

                  [ ]      Yes      [X]  No

                  If Yes,
                  (a)      Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (a)      Why has the fund retained the remaining assets?

                  (b)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

         21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]      Yes      [X]     No

                  If Yes,
                  (a)      Describe the type and amount of each debt or other liability:

                  (b)      How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         22.      (a)      List the expenses incurred in connection with the Merger or Liquidation:

                           (i)      Legal expenses:  N/A

                           (ii)     Accounting expenses:  N/A

                           (iii)    Other expenses (list and identify separately):

                                    The Fund will be incurring a $230.00 expense to de-register from the states.
                                    Clear Sky will be the payee.

                           (iv)     Total expenses (sum of lines (i)-(iii)) above: $230.00

                  (b)      How were these expenses allocated?  The Thrivent U.S Government Zero Coupon Target
                           Fund, Series 2006 was allocated 100%.

                  (c)      Who paid those expenses? The Thrivent U.S. Government Zero Coupon Target Fund,
                           Series 2006 will pay the expense.  The Investment Advisor (Thrivent Investment
                           Management Inc.) may reimburse a portion of the expense because there is an advisor expense cap in place.

                  (d)      How did the fund pay for unmerited expenses (if any)?

         23.      Has the fund previously filed an application for an order of the Commission regarding the
                  Merger or Liquidation?

                  [ ]      Yes      [X]     No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

         24.      Is the fund a party to any litigation or administrative proceedings?

                  [ ]      Yes      [X]     No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]       Yes     [X]      No

                  If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         26.      (a)      State the name of the fund surviving the Merger:

                  (b)      State the Investment Company Act file number of the fund surviving the Merger:

                  (c)      If the merger or reorganization agreement have been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  (d)      If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                                   VERIFICATION

The  undersigned  states that (i) he has executed  this Form N-8F  application  for order under section 8(f) of the
Investment Company Act of 1940 on behalf of Thrivent Mutual Funds, (ii) he is the Secretary of Thrivent Mutual Funds,
and (iii) all actions by  shareholders,  directors,  and any other body  necessary to authorize the undersigned to execute and file this Form N-8F  application  have been taken.  The  undersigned  also states that the facts set forth in this Form N-8F  application  are true to the best of his knowledge, information, and belief.

                                                              (Signature)

                                                              /s/ David S. Royal
                                                              ---------------------------------
                                                              David S. Royal
                                                              Secretary